SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period August 24, 2007 to September 14, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing Executive Appointment.

2.	Press Release announcing Cash Distribution for October 15, 2007.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
September 14, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ANNOUNCES EXECUTIVE APPOINTMENT
(Calgary, September 14, 2007) /CCN Matthews/ – Pengrowth Corporation (Pengrowth), administrator of Pengrowth Energy Trust, is pleased to announce the appointment of Jim Donihee as Vice-President and Chief of Staff effective immediately.
In this new position, Mr. Donihee will have direct responsibility for Information Systems, Public and Government Affairs, Human Resources and Facilities Management. In addition, Mr. Donihee will be tasked with continuing to improve on overall organizational efficiencies as well as the integration and synergy opportunities available to Pengrowth following our recent acquisition driven growth.
“I am pleased to welcome Mr. Donihee to Pengrowth,” says James S. Kinnear, Chairman, President and Chief Executive Officer. “Mr. Donihee’s considerable experience and expertise will further enhance our leadership team and demonstrates Pengrowth’s continued commitment to building its business and attaining excellence in all aspects of its business endeavours.”
Mr. Donihee has over 30 years of experience culminating in his most recent position as Chief Operating Officer at the National Energy Board. Mr. Donihee also has direct experience in the oil and gas industry in various capacities with EnCana as well as extensive executive leadership and organizational experience within the Canadian military. In addition to his business accomplishments, Mr. Donihee received his Bachelor of Business Administration and Computer Science from the College Militaire Royal in 1978 where he was a Distinguished Graduate. For his proven leadership in the military, Mr. Donihee was invested in the Order of Military Merit by her Excellency the Governor General of Canada. Mr. Donihee is also a graduate of the Australian Army’s Strategic Studies program from Queenscliff in Australia, the Strategic Planning program from the Queens Executive Development Centre in 1999 and most recently the Institute of Corporate Directors program in 2006.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the New York Stock Exchange (PGH) and the Toronto Stock Exchange (PGF.UN). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the higher quality in the energy trust sector with a proved plus probable reserve life index of approximately 10 years and a reserve base of approximately 360 million barrels of oil equivalent at December 31, 2006 pro forma for the ConocoPhillips properties acquisition. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.

PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH
DISTRIBUTION FOR OCTOBER 15, 2007
(Calgary, September 14, 2007) /CCN Matthews/ — Pengrowth Corporation (Pengrowth), administer of Pengrowth Energy Trust, today announced its October 15, 2007 cash distribution will be Cdn $0.225 per trust unit, representing a reduction of 10 percent or $0.025 from Pengrowth’s monthly distribution of $0.25 per trust unit for the first three quarters of 2007. The October cash distribution of $0.225 per trust unit will be paid on October 15, 2007. The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is September 26, 2007. The distribution will be payable to all Pengrowth Unitholders who hold trust units on the record date of September 28, 2007.
The distribution of Cdn $0.225 per trust unit is equivalent to approximately U.S. $0.219 per trust unit using a U.S./Canadian dollar exchange ratio of 1.0299. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of August 2007. Cash distributions paid over the past 12 months total Cdn $2.98 per trust unit or approximately U.S. $2.68 per trust unit.
Pengrowth’s Board of Directors resolved to reduce the distributions in order to provide additional capital for Pengrowth’s active development program on its high quality asset base. This development program includes following up the significant inventory of opportunities Pengrowth has identified on the properties acquired in 2006 and early 2007. Pengrowth is well positioned to achieve future growth for the benefit of Unitholders through activities that include:
1)	Enhanced development activities on Pengrowth’s high quality suite of assets and extensive undeveloped land base. These activities include development of the substantial position (36 net sections) Pengrowth has acquired in the highly prospective Puskwa area in north-west Alberta.

2)	Continuing to make value-enhancing acquisitions of conventional producing oil and natural gas properties in Canada.

3)	Potential investment in non-conventional oil and gas assets such as in the Canadian oil sands and mannville coal bed methane opportunities at Fenn Big Valley. Pengrowth is continuing to evaluate the economic viability of a thermal oilsands project at its Lindbergh property in the Cold Lake area and plans to drill an initial mannville well in late 2007.

4)	Potential investment in international oil and gas production, as foreign source income is exempt of the new SIFT tax proposals in Canada.
In June 2007, Pengrowth extended its syndicated bank facility to $1.2 billion and extended the maturity date until June 2010. Currently Pengrowth has over $575 million of unused credit facility putting it in a position of financial flexibility and providing it with the ability to pursue increased capital development activity.
Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to cash distributions and to partially secure returns on significant new acquisitions. Pengrowth has substantially increased the amount of price risk management contacts in 2008 and has also extended its contracts to cover some of its 2009 production volumes. The following table summarizes Pengrowth’s current price risk management positions:

Product	Time frame	Volume	Average Price (C$)
Natural gas	Oct 1 — Dec 31 2007	93,054 mcf/d	$8.41 per mcf
Natural gas	Jan 1 — Dec 31 2008	89,698 mcf/d	$8.43 per mcf
Natural gas	Jan 1 — Dec 31 2009	16,978 mcf/d	$8.05 per mcf
Oil	Oct 1 — Dec 31 2007	15,433 bbl/d	$76.29 per bbl
Oil	Jan 1 — Dec 31 2008	14,333 bbl/d	$75.02 per bbl
Oil	Jan 1 — Dec 31 2009	2,000 bbl/d	$74.27 per bbl
Distributions to unitholders during the first three quarters of 2007 totaled $0.75 per trust unit and Pengrowth has maintained the monthly distribution at $0.25 per trust unit since December 31, 2005. However, distributions can and may fluctuate in the future. Distributable cash is derived mainly from producing and selling our oil, natural gas and related products and as such, distributable cash is highly dependant on commodity prices. Pengrowth’s Board of Directors will continue to examine distributions while considering overall market conditions to set the distribution level in the future.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the New York Stock Exchange (PGH) and the Toronto Stock Exchange (PGF.UN). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the higher quality in the energy trust sector with a proved plus probable reserve life index of approximately 10 years and a reserve base of

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approximately 360 million barrels of oil equivalent at December 31, 2006 pro forma for the ConocoPhillips properties acquisition. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051

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